Free Writing Prospectus dated January 28, 2021

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated

January 28, 2021

Registration Statement No. 333- 230124

FOR IMMEDIATE RELEASE

AVINGER, INC. ANNOUNCES $14.4 MILLION BOUGHT DEAL OFFERING OF COMMON STOCK

REDWOOD CITY, CA / January 28, 2021 / Avinger, Inc. (NASDAQ: AVGR) (the “Company”), a commercial-stage medical device company marketing the first and only intravascular image-guided, catheter-based system for diagnosis and treatment of Peripheral Artery Disease (PAD), today announced that it has entered into an underwriting agreement with Aegis Capital Corp. under which the underwriter has agreed to purchase, on a firm commitment basis, 10,000,000 shares of common stock of the Company, at a price to the public of $1.44 per share (the “Public Price”), representing an approximate 10% discount to the Company’s January 28, 2021 closing share price. The closing of the offering is expected to occur on or about February 2, 2021, subject to customary closing conditions.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

The Company intends to use the net proceeds from this offering for working capital and general corporate purposes, which may include research and development of the Company’s Lumivascular platform products, preclinical and clinical trials and studies, regulatory submissions, expansion of sales and marketing organizations and efforts, intellectual property protection and enforcement and capital expenditures. The Company has not yet determined the amount of net proceeds to be used specifically for any particular purpose or the timing of these expenditures. The Company may use a portion of the net proceeds to acquire complementary products, technologies or businesses or to repay principal on its debt; however, the Company currently has no binding agreements or commitments to complete any such transactions or to make any such principal repayments from the proceeds of this offering, although the Company does look for such acquisition opportunities.

The shares of common stock described above are being offered by Avinger, Inc. pursuant to a "shelf" registration statement on Form S-3 (File No. 333-230124) filed with the Securities and Exchange Commission (SEC) and the accompanying prospectus contained therein. The offering of the shares of common stock is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering will be filed with the SEC. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering, when filed, may be obtained on the SEC's website at http://www.sec.gov or by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Avinger, Inc.

Avinger is a commercial-stage medical device company that designs and develops the first and only image-guided, catheter-based system for the diagnosis and treatment of patients with Peripheral Artery Disease (PAD). PAD is estimated to affect over 12 million people in the U.S. and over 200 million worldwide. Avinger is dedicated to radically changing the way vascular disease is treated through its Lumivascular platform, which currently consists of the Lightbox imaging console, the Ocelot and Tigereye™ family of chronic total occlusion (CTO) catheters, and the Pantheris® family of atherectomy devices. Avinger is based in Redwood City, California. For more information, please visit www.avinger.com.

Safe Harbor Disclosure

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements related to the Company's ability to complete the financing, its intended use of proceeds and other statements that are not historical facts. Forward-looking statements are based on management's current expectations and are subject to risks and uncertainties that may cause actual results or events to differ materially from those projected. These risks and uncertainties, many of which are beyond our control, include: the effects of the COVID-19 pandemic on our operations and general economic conditions; the risk that the public offering of common stock may not close; risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of development activities; our ability to attract, integrate and retain key personnel; our need for substantial additional funds; patent and intellectual property matters; competition; as well as other risks described in the section entitled "Risk Factors" and elsewhere in our Annual Report on Form 10-K filed with the SEC on March 6, 2020 and in our other filings with the SEC, including, without limitation, our reports on Forms 8-K and 10-Q, all of which can be obtained on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management's current estimates, projections, expectations and beliefs. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Investor Contact:
Mark Weinswig
Chief Financial Officer
Avinger, Inc.
(650) 241-7916
ir@avinger.com

Matt Kreps
Darrow Associates Investor Relations
(214) 597-8200
mkreps@darrowir.com